Evolus, Inc.
520 Newport Center Drive, Suite 1200
Newport Beach, CA 92660

April 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Christine Westbrook
Joe McCann

Re:    Evolus, Inc.
Registration Statement on Form S-3
File No. 333-230466
Request for Acceleration

Acceleration Request

Request Date: April 15, 2019
Request Time: 4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Westbrook:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Evolus, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-230466) to become effective at 4:00 p.m. Eastern Time on April 15, 2019, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Jason C. Dreibelbis at (949) 623-3543.
Sincerely,

EVOLUS, INC.

By: /s/ David Moatazedi
David Moatazedi
President and Chief Executive Officer

cc:	Jeffrey J. Plumer, Evolus, Inc.
Michael A. Hedge, K&L Gates LLP
Jason C. Dreibelbis, K&L Gates LLP